UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File No. 33-131110- NY

                           NOTIFICATION OF LATE FILING
                                  (Check One):

            [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

           For Period Ended:                        March 31, 2002
                                                    --------------

                       [ ] Transition Report of Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-QSB
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
                                                        ------------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates

                                 Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    Bio-Medical Automation, Inc.
                                            -----------------------------

Former Name If Applicable:                  Not Applicable
                                            -----------------------------

Address of Principal Executive Office       10 South Street, Suite 202
(Street and Number):                        -----------------------------

City, State and Zip Code:                   Ridgefield, Connecticut 06877
                                            -----------------------------


PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report or semi-annual report, transition report on Form 10-K or portion thereon will be filed on or before the fifth calendar day following the prescribed due date;

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed time period.

Bio-Medical Automation, Inc. (the "Company") is not able to timely file its quarterly report on Form 10-QSB for the three months ended March 31, 2002 without unreasonable effort and expense, due to the Company's lack of an internal accounting department and certain open issues relating to Company's Auditor's review of the financial statements in accordance with SAS 71. Accordingly, the Company requires additional time for its independent Auditors to review the Company's financial statements that will be included in the quarterly report on Form 10-QSB f or the three months ended March 31, 2002.


The Company will file its Form 10-QSB for the three months ended March 31, 2002 within the next five days.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Steven N. Bronson            (203)                      894-9755
           --------------------------------------------------------------------
               (Name)                 (Area Code)               (Telephone No.)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Bio-Medical Automation, Inc.
                          ----------------------------

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2002                          By: /s/ Steven N. Bronson
      ------------                              -------------------------------
                                                Steven N. Bronson, President

                                                                         Exhibit

                              Wheeler Wasoff, P.C.
                          1601 Blake Street, Suite 505
                             Denver, Colorado 80202



                                                                   May 15, 2002

Securities and Exchange Commission
Washington D.C.  20549

           Re:       Bio-Medical Automation, Inc.
                     ----------------------------

Ladies and Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Bio-Medical Automation, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Quarterly Report on Form 10-QSB for the period ended March 31, 2002 because of certain open matters related to our review of the financial statements of the Registrant for the period ended March 31, 2002.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b- 25 for the quarter ended March 31, 2002, and agree with the statements made therein as they relate to accounting and auditing matters.

                                                      Very truly yours,

                                                      /s/ Wheeler Wasoff, P.C.


                                                      Wheeler Wasoff, P.C.